UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ensysce Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

293602 108

(CUSIP Number)

Daniel B. Silvers

Matthews Lane Capital Partners LLC

MLCP GLL Funding LLC

250 West 57th Street Suite 415

New York, NY 10107

(646) 820-0860

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A	Page 2 of 6
CUSIP No. 293602 108

1	NAMES OF REPORTING PERSONS MLCP GLL Funding LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,641,624
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,641,624
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,641,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A	Page 3 of 6
CUSIP No. 293602 108

1	NAMES OF REPORTING PERSONS Matthews Lane Capital Partners LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,882,867
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,882,867
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,882,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A	Page 4 of 6
CUSIP No. 293602 108

1	NAMES OF REPORTING PERSONS Daniel B. Silvers I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,882,867
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,882,867
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,882,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
14	TYPE OF REPORTING PERSON IN

Schedule 13D/A	Page 5 of 6
CUSIP No. 293602 108

SCHEDULE 13D

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2021 (as amended, the “Schedule 13D”), with respect to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Ensysce Biosciences, Inc., a Delaware corporation (the “Company”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer
No modification.
Item 2.	Identity and Background
No modification.
Item 3.	Source and Amount of Funds or Other Consideration
No modification.
Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented by incorporating the information in Item 6 hereto into this Item 4.
Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference into this Item 5. The percentage set forth in row 13 is based on 34,560,952 outstanding shares of Common Stock as reported by the Issuer in its Form 10-Q filed with the SEC on May 12, 2022.

MLCP Funding directly holds 887,127 shares of Common Stock and warrants exercisable for 1,754,497 shares of Common Stock. Matthews Lane Capital Partners, the manager of MLCP Funding, directly holds 241,243 shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

Voting Agreement

On June 30, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors named therein (the “Investors”), pursuant to which the Investors agreed to purchase securities of the Company.

On June 30, 2022, the Reporting Persons entered into a Voting Agreement with the Company and the Investors whereby the Reporting Persons agreed to certain transfer restrictions on the shares beneficially owned bythem and/or over which they exercise voting control or any shares thereafter acquired or controlled (the “Subject Shares”). Pursuant to the Voting Agreement, the Reporting Persons agreed to vote such Subject Shares at any meeting of stockholders of the Company at which the transactions contemplated by thePurchase Agreement are presented to the Company’s stockholders for approval (and in every written consent in lieu of any such meeting) (i) in favor of the transactions contemplated by the Purchase Agreement and any matter that would reasonably be expected to facilitate such transactions, and (ii) against the approval of any proposal made in opposition to the transactions contemplated by the Purchase Agreement. The Voting Agreement terminates on the earliest to occur of (i) the date upon which the stockholders of the Company vote upon or consent to approve the transactions contemplated by the Purchase Agreement, (ii) the termination of the Purchase Agreement in accordance with its terms or upon certain amendments to the Purchase Agreement or the transaction contemplated by the Purchase Agreement, and (iii) December 30, 2022. In addition, the transfer restrictions contained in the Voting Agreement will no longer apply following the record date for the meeting or action by written consent to obtain such approval.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is amended and supplemented as follows: Exhibit 6 – Voting Agreement, dated June 30, 2022

Schedule 13D/A	Page 6 of 6
CUSIP No. 293602 108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2022

MATTHEWS LANE CAPITAL PARTNERS LLC

By:	/s/ Daniel B. Silvers
Name:	Daniel B. Silvers
Title:	Managing Member

DANIEL B. SILVERS
/s/ Daniel B. Silvers

MLCP GLL FUNDING LLC

By:	Matthews Lane Capital Partners LLC, its manager

By:	/s/ Daniel B. Silvers
Name:	Daniel B. Silvers
Title:	Managing Member